Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: August 30, 2021

The following communication is being filed in connection with the proposed acquisition of Strongbridge Biopharma plc (“Strongbridge”) by Xeris Pharmaceuticals, Inc. (“Xeris”).

XERIS PHARMACEUTICALS ANNOUNCES LEADING INDEPENDENT PROXY ADVISORY FIRM, ISS, RECOMMENDS XERIS STOCKHOLDERS VOTE “FOR” THE TRANSACTION WITH STRONGBRIDGE BIOPHARMA

Urges stockholders to vote “FOR” all transaction-related proposals at the Xeris special meeting to be held virtually on September 14, 2021

CHICAGO, IL, August 30, 2021 – Xeris Pharmaceuticals, Inc. (Nasdaq: XERS) today announced that a leading independent proxy advisory firm, Institutional Shareholder Services (“ISS”), has recommended that Xeris stockholders vote “FOR” all proposals related to the Company’s transaction with Strongbridge Biopharma plc (Nasdaq: SBBP) (“Strongbridge”).

“We are pleased that ISS supports our Board’s recommendation to vote “FOR” the acquisition of Strongbridge. In its report, ISS recognizes the valuation, strategic rationale, and synergies of the combination,” said Paul R. Edick, Chairman of the Board and CEO. “We encourage Xeris stockholders to follow ISS’ recommendation and vote FOR all transaction-related proposals today.”

In making its recommendation, ISS noted1:

•	The deal is expected to deliver $50 million in annual cost savings, diversify the company’s revenue stream and development pipeline, and may lead to lower cost of capital in the future.

•	Of particular note, Xeris expects that its endocrinology-focused commercial infrastructure will deliver a rapid launch of RECORLEV®, if approved by the FDA (a decision is expected by January 1, 2022).

As previously announced on May 24, 2021, Xeris entered into a definitive agreement to acquire Strongbridge Biopharma plc in a stock and CVR transaction, which was unanimously approved by both Board of Directors of each company. Upon closing of the transaction, Xeris stockholders will own approximately 60% of the combined company.

A special meeting of stockholders is scheduled for September 14, 2021, at 8:00 a.m. Central Time for Xeris stockholders of record as of July 21, 2021. The special meeting will be held in a virtual-only meeting format due to the public health impact of COVID-19 pandemic.

For more information on Xeris’ proposed transaction with Strongbridge, please visit a joint transaction website at www.XerisStrongbridge.com.

Additional information

If stockholders have any questions about the transaction or the special meeting, or need to obtain copies of the joint proxy statement/prospectus, proxy card or any documents, or how to vote Xeris shares, please call Xeris’ proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: 877.750.9499

Banks and Brokers may call collect: 212.750.5833

If you would like to request documents, please do so by 5:00 p.m. Central Time on September 3, 2021, in order to receive them before the Xeris special meeting.

About Xeris Pharmaceuticals, Inc.

Xeris (Nasdaq: XERS) is a pharmaceutical company delivering innovative solutions to simplify the experience of administering important therapies that people rely on every day around the world.

With a novel technology platform that enables ready-to-use, room-temperature stable formulations of injectable drug, the company is advancing a portfolio of solutions in various therapeutic categories, including its first commercial product, Gvoke® in the U.S. Its proprietary XeriSol™ and XeriJect™ formulation technologies have the potential to offer distinct advantages over conventional product formulations, including eliminating the need for reconstitution, enabling long-term, room-temperature stability, significantly reducing injection volume, and eliminating the requirement for intravenous (IV) infusion. With Xeris’ technology, new product formulations are designed to be easier to use by patients, caregivers, and health practitioners and help reduce costs for payers and the healthcare system.

Xeris is headquartered in Chicago, IL. For more information, visit www.xerispharma.com, or follow us on Twitter, LinkedIn or Instagram.

Forward-Looking Statements Any statements in this press release about future expectations, plans and prospects for Xeris Pharmaceuticals, Inc., including statements regarding the market and therapeutic potential of its products and product candidates, expectations regarding clinical data or results from planned clinical trials, the timing or likelihood of regulatory approval and commercialization of its product candidates, the timing and likelihood of the consummation of the Strongbridge Biopharma acquisition, the timing or likelihood of expansion into additional markets, the timing or likelihood of identifying potential development and commercialization partnerships, the potential utility of its formulation platforms and other statements containing the words “will,” “would,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation, the impact of COVID-19 on its business operations, its reliance on third-party suppliers for Gvoke® and Ogluo®, the regulatory approval of its product candidates, its ability to market and sell its products, if approved, and other factors discussed in the “Risk Factors” section of the most recently filed Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”), as well as discussions of potential risks, uncertainties, and other important factors in Xeris’ subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Xeris expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company intends to use the investor relations portion of its website as a means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD.

1 Permission to use quotations neither sought nor obtained.

Investor Contact

Allison Wey

Senior Vice President, Investor Relations and Corporate Communications

awey@xerispharma.com

312-736-1237

No Profit Forecast/Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or Xeris Biopharma Holdings, Inc. (being the entity under which Xeris and Strongbridge will be combined) as appropriate. No statement in this communication constitutes an asset valuation.

Responsibility Statement Required by the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”)

The directors of Xeris accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the Xeris directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘scheme of arrangement’ under Irish law pursuant to which Xeris will acquire Strongbridge becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. ‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020.